SEC MAIL PROCESSING
SECTION
RECEIVED
JUN - 1 2015
WASH., D.C.
196

15027056

SECURIT ION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 67514

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Blue Sand Securities, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15210 N. Scottsdale Road, Suite 250
(No. and Street)

Scottsdale (City) Arizona (State) 85254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Horsman (212) 461-6004
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887 (Address) Austin (City) Texas (State) 78755 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick Horsman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Blue Sand Securities, LLC**, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member
Title

Notary Public

DENISE SADOWSKI
Notary Public, State of New York
No. 01SA5076308
Qualified in Queens County
Certificate filed in New York County
Commission Expires April 21, 2019

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- □ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- □ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- □ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- □ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
March 31, 2015
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Blue Sand Securities, LLC:

We have audited the accompanying financial statements of Blue Sand Securities, LLC, which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Blue Sand Securities, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Blue Sand Securities, LLC as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1(Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Blue Sand Securities, LLC's financial statements. The Supplemental Information is the responsibility of Blue Sand Securities, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
May 22, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
March 31, 2015

ASSETS

CURRENT ASSETS:		
Cash	$	975,580
Accounts receivable		5,085,986
Prepaid expense		30,419
TOTAL CURRENT ASSETS		6,091,985
Net fixed assets		3,335
Other assets:		
Investments		1,308,684
Deposits		15,540
TOTAL OTHER ASSETS		1,324,224
TOTAL ASSETS	$	7,419,544

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Commissions payable	$	1,925,049
Accrued expenses		26,461
TOTAL CURRENT LIABILITIES		1,951,510
MEMBERS' EQUITY		5,468,034
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	7,419,544

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2015

REVENUE	$ 27,711,090
OPERATING EXPENSES:	
Commission Expense	8,344,583
Insurance	1,226,937
Rent	434,536
Payroll	306,767
Consulting	277,295
Pension	235,004
Travel and entertainment	227,913
Regulatory fees	94,717
Professional fees	88,147
Dues and subscriptions	16,391
Utilities	15,224
Other expenses	12,392
Depreciation	1,378
Total operating expenses	11,281,284
Net Income before other income	16,429,806
Other income:	
Interest income	3,810
NET INCOME	$ 16,433,616

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

BLUE SAND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2015

MEMBERS' EQUITY, APRIL 1, 2014	$	4,321,327
Net Income		16,433,616
Member withdrawals		(15,286,909)
MEMBERS' EQUITY, MARCH 31, 2015	$	5,468,034

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2015

OPERATING ACTIVITIES:		
Net Income	$	16,433,616
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		1,378
Unrealized gain on investments		(108,684)
Changes in operating assets and liabilities:		
Increase in accounts receivable		(2,530,328)
Increase in prepaid expenses		(14,236)
Increase in commission payable		1,278,460
Increase in accrued expenses		2,461
Total adjustments		(1,370,949)
Net cash provided by operating activities		15,062,667
INVESTING ACTIVITES:		
Purchase of fixed assets		(4,229)
Net cash used by investing activities		(4,229)
FINANCING ACTIVITES:		
Member withdrawals		(15,286,909)
Net cash used by financing activities		(15,286,909)
NET DECREASE IN CASH		(228,471)
CASH AT BEGINNING OF YEAR		1,204,051
CASH AT END OF YEAR	$	975,580

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

(1) Description of business

Blue Sand Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company ("LLC") formed on August 30, 2006.

The Company is a third party marketer of hedge funds, introducing institutional and accredited investors to hedge funds with which the Company has entered into marketing agreements. The Company's offices are located in, Texas, Maryland, Arizona, and New York. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2) Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue and cost recognition - Revenues from investment advisory and consulting services are contingent upon the successful completion of services provided. Revenue is recognized on the date of settlement or closing of a transaction and when the income is reasonably determinable. All related expenses arising from these transactions are also recorded in the same period in which the revenues are earned. Management defers recognizing any revenues until the earnings process is complete. The earnings process is complete when services, as outlined in each client agreement, have occurred and the revenue is reasonably estimable.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

Accounts receivable – Accounts receivable represents commissions due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. Management believes that all accounts receivable as of March 31, 2015 are collectible, and therefore no allowance has been provided for uncollectible accounts.

(2) Summary of significant accounting policies (continued)

Fixed assets – Fixed assets are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Furniture, fixtures and equipment are depreciated over 7 years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statement of operations.

Investments – The estimated fair value of investments is determined by a number of factors, including: comparable publicly traded securities, the costs of investments, the net asset value and percentage held of the investment, as well as the current and projected operating performance of the company invested in. Changes in unrealized appreciation or depreciation of the investments are recognized as a component revenue income in the statement of operations. Because of the inherent uncertainty of these valuations, the estimated values may differ from the actual fair values that may or may not be ultimately realized.

Income taxes - The Company, with the consent of its members, is organized as a limited liability company for income tax purposes and has elected to be taxed as a partnership. The members of the Company are responsible for income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by the members.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Management is unaware of any unrecognized tax positions in existence as of March 31, 2015.

Fair Value Measurements - The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;
Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;
Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

(2) Summary of significant accounting policies (continued)

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, prepaid expense, investments, commissions payable and accrued expenses, approximate their fair values due to their short maturities.

Recent Accounting Pronouncements - Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(3) Fixed Assets

Fixed assets consists of the following at March 31, 2015:

Furniture, fixtures and equipment	$ 25,218
Less accumulated depreciation	(21,883)
Total	$ 3,335

Depreciation expense charged to operations was $1,378 for the year ended March 31, 2015.

(4) Prepaid expenses

Prepaid expenses consist of advance payment of regulatory fees and other expenses that will be expensed within a year. The unamortized balance was $30,419 as of March 31, 2015.

(5) Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company currently operates pursuant to the customer protection exemption k(2)(i) to SEC Rule 15c3-3. In addition, the Company does not hold or receive customer securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

At March 31, 2015, the Company had net capital of $949,119 which was $819,018 in excess of its required net capital of $130,101. The ratio of aggregated indebtedness to net capital at March 31, 2015 was 205.61%.

(6) Operating Lease Agreements

The Company leases its office space under operating leases as follows:

The Company's office space leased in Arizona provides for a month-to-month commitment of $750 per month in rent.

The Company's office space leased in Maryland provides for a month-to-month commitment of $2,550 per month in rent.

The office space leased in New York City will expire in January 2016. The future minimum rental payments due under the lease are $263,253 for the year ending March 31, 2016.

A portion of the leased space in New York City is subleased to four unrelated parties under leases expiring at the same time as the Company's lease. The Company's lease expense will be offset by payments due under the sublease of $273,859 for the year ending March 31, 2016. Sublease income is recorded as revenue in the accompanying statement of operations.

(7) Commitments and contingencies

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of March 31, 2015, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

(8) Concentration risks

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case by case basis.

Commission revenues earned from the largest two customers of the Company accounted for 66% and 13% of commissions revenue during the year ending March 31, 2015. Commissions receivable as of March 31, 2015 comprised of 54% and 38% of total commissions receivable from those two customers.

(9) Investments

The following table represents the Company's fair value hierarchy for its investments measured at fair value on a recurring basis as of March 31, 2015:

Description	Quoted Prices For Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Eden Arc Capital Partners, LP	$ -	$ -	$ 1,308,684	$ 1,308,684
Total Investments	$ -	$ -	$ 1,308,684	$ 1,308,684

The changes in fair value for assets measured using significant unobservable inputs (Level 3) for the year ended March 31, 2015 were as follows:

Balance at April 1, 2014	$ 1,200,000
Unrealized gain	108,684
Balance at March 31, 2015	$ 1,308,684

(10) Subsequent events

The Company has evaluated subsequent events through May 22, 2015, the date which the financial statements were available to be issued, and has determined that, except as disclosed below, there are no additional subsequent event matters that require recognition or disclosure in the financial statements.

In May 2015, the Company distributed its investment holding in Eden Arc Capital Partners, LP with a fair value of $1,308,684 on March 31, 2015, to the members of the Company.

During the period April 1, 2015 through May 21, 2015, the Company made $2,502,551 in cash distributions to its members.

BLUE SAND SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2015

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 5,468,034
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	4,518,915
NET CAPITAL	$ 949,119
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 1,951,510
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of A.I.)	$ 130,101
Excess net capital	$ 819,018
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 753,968
Percentage of aggregate indebtedness to net capital	205.61

There is no difference in the above computation and the Company's net capital as reported in the Company's amended Part IIA (unaudited) FOCUS report as of March 31, 2015 filed on May 20, 2015.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company qualifies under the exemption provisions of Rule 15c3-3, paragraph (k)(2)(i), as the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Under this exemption, the Company is not required to maintain a reserve account for the benefit of customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

BAUER & COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Blue Sand Securities, LLC:

We have reviewed management's statements, included in the accompanying Blue Sand Securities, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the year ended March 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 22, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

BLUE SAND SECURITIES

May 22, 2015

RE: EXEMPTION REPORT YEAR ENDED MARCH 31, 2015

Blue Sand Securities, LLC (the "Company") is responsible for complying with 17 C.F.R. 40.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

BLUE SAND SECURITIES, LLC

Name

Title Managing

BAUER
& COMPANY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Members of Blue Sand Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2015, which were agreed to by Blue Sand Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Blue Sand Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Blue Sand Securities, LLC's management is responsible for Blue Sand Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
May 22, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended March 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Blue Sand Securities LLC

15210 N. Scottsdale Rd., Ste 305

Scottsdale, AZ 85254

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 68,148.20

B. Less payment made with SIPC-6 filed (**exclude interest**) (21,889.22)

______
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 46,258.98

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $46,258.98

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Shannon Crotty
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of May, 20 15.

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 4/1/14
and ending 3/31/15

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$27,714,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	108,684
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income and Interest Income (Deductions in excess of $100,000 require documentation)	346,937
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	455,621
2d. SIPC Net Operating Revenues	$27,259,279
2e. General Assessment @ .0025	$68,148.20
	(to page 1, line 2.A.)